FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated January 2, 2017

Item 1

ICICI Bank Limited CIN: L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

Press Release	January 2, 2017

For Immediate Release

ICICI Bank reduces Marginal Cost of funds based Lending Rate (“MCLR”) by 0.70%

ICICI Bank has announced a reduction of 0.70% in I-MCLR benchmarks across tenures. The revised I-MCLR benchmarks effective from January 3, 2017 are provided below:

Benchmark tenure	Benchmark name	Benchmark rate p.a.
Overnight	I-MCLR-ON	8.00%
One month	I-MCLR-1M	8.00%
Three months	I-MCLR-3M	8.10%
Six months	I-MCLR-6M	8.15%
One year	I-MCLR-1Y	8.20%

Interest rate on all rupee loans sanctioned and credit limits renewed w.e.f. April 1, 2016 are priced with reference to I-MCLR benchmarks.

About ICICI Bank Ltd: ‘ICICI Bank Ltd (NYSE:IBN) is India’s largest private sector bank by consolidated assets. The Bank’s consolidated total assets stood at US$ 144.7 billion at September 30, 2016. ICICI Bank's subsidiaries include India's leading private sector insurance, asset management and securities brokerage companies, and among the country’s largest private equity firms. It is present across 17 countries, including India.

For media queries, please write to corporate.communications@icicibank.com

Except for the historical information contained herein, statements in this release, which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. All reference to interest rates, penalties and other terms and conditions for any products and services described herein are correct as of the date of the release of this document and are subject to change without notice. The information in this document reflects prevailing conditions and our views as of this date, all of which is expressed without any responsibility on our part and is subject to change. In preparing this document, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources. ICICI Bank and the "I man" logo are the trademarks and property of ICICI Bank. Any reference to the time of delivery or other service levels is only indicative and should not be construed to refer to any commitment by us. The information contained in this document is directed to and for the use of the addressee only and is for the purpose of general circulation only.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: January 2, 2017	By:	/s/ Shanthi Venkatesan
Name : Ms. Shanthi Venkatesan
Title : Deputy General Manager